Océ N.V.

St Urbanusweg 43 Venlo

P.O. Box 101

5900 MA Venlo

The Netherlands

May 9, 2005

Michele Gohlke, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	April 13, 2005 Comment Letter
Océ N.V.
Annual Report on Form 20-F for the fiscal year ended November 30, 2004
File No. 000-13742

Dear Ms. Gohlke:

We received your letter dated April 13, 2005 regarding the Securities and Exchange Commission’s (the “SEC”) review of our Annual Report on Form 20-F for the fiscal year ended November 30, 2004. In connection with responding to the SEC’s comments, we acknowledge that:

(a) Océ N.V. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

(b) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our response to each comment is listed below and organized numerically in the same manner as your comments, which are repeated below prior to our responses.

Item 5. Operating and Financial Review and Prospects - Page 28

SEC Comment:

1.	We note you incorporate by reference the 2004 Annual Report to your Form 20-F. We note that in that Annual Report, you have presented EBITDA, which is a non-GAAP financial measure. In accordance with Item C, part (e) of the General

Michele Gohlke, Esq.

May 9, 2005

Instructions to Form 20-F, you are required to include all of the disclosures required under Item 10 of Regulation S-K for each non-GAAP financial measure you include in your Form 20-F. Revise future filings to include the following:

a)	A presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure;

b)	A reconciliation of the differences between the non-GAAP financial measure and the most directly comparable GAAP financial measure;

c)	A statement disclosing the reasons why your management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

d)	A statement disclosing the additional purposes, if any, for which your management uses the non-GAAP financial measure.

Supplementally provide us with your proposed revised disclosures.

Company Response:

We acknowledge and agree that, to the extent that we incorporate by reference any non-GAAP financial measure in any future filing, we will include all disclosures that are required by Item 10 of Regulation S-K applicable to foreign private issuers, including the specific items set forth in clauses (a), (b), (c) and (d) above.

We would point out that there is only one reference to EBITDA in our 2004 Annual Report, in the footnotes to the “Key Figures” on page 10. Disclosure of EBITDA is not a mandatory disclosure under Dutch law, and, accordingly, we may in the future elect not to include this disclosure in our annual report. Moreover, because this disclosure is not one of the requirements of Form 20-F, we may in the future elect not to incorporate by reference any portion of the Annual Report that includes this non-GAAP financial measure (or any other portion of the Annual Report that contains a non-GAAP financial measure that is not part of the required disclosures under Form 20-F).

Notwithstanding the foregoing, in response to the Staff’s comment, the following is an example of the revised disclosures we would make (subject to revision based on particular items in future filings) if we were to incorporate EBITDA by reference into any of our future filings:

“We define EBITDA as net income before Interest and other financing costs, Taxes, Depreciation of property, plant and equipment; Depreciation of rental machines and Amortization of intangible assets. EBITDA is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is net income.

Michele Gohlke, Esq.

May 9, 2005

EBITDA is widely used by companies as a measure of liquidity and an indicator of the operational strength and performance of their business, including the ability to generate cash and repay indebtedness. Our management believes EBITDA provides useful information to investors regarding our financial condition and results of operations because it is an indication of our cash flow before investing and financing activities. EBITDA is also used by some of our lenders to measure our financial performance. For this reason, we published our EBITDA for the fiscal year ended November 30, 2004 in our Dutch Annual Report, which is incorporated by reference in this Annual Report on Form 20-F.

The following is reconciliation between the Dutch GAAP measure of ‘net income’ and the non-GAAP financial measure of EBITDA:

	Year Ended November 30,
(in million)	2004	2003	2002
Net income	€78.076	€61.462	€112.531
Interest and other financing costs/Taxes	32.313	63.369	113.540
Depreciation of property, plant and equipment	85.889	94.371	94.934
Depreciation of rental machines	43.093	64.851	87.289
Amortization of intangible assets	26.532	39.322	14.927

EBITDA	€265.903	€323.375	€423.221

EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, Dutch GAAP or U.S. GAAP. EBITDA is not a measure of our performance under Dutch GAAP or U.S. GAAP, does not purport to represent cash generated by operating activities, should not be considered as an alternative to operating income or other performance measures derived in accordance with Dutch GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance in accordance with Dutch GAAP or U.S. GAAP. In addition, because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled financial measures of other companies.”

Significant Accounting Policies, Assumptions, Estimates, and Judgments - Page 30

SEC Comment:

2.	We note that you have a significant inventory reserve of Euro 178.8 million, or 36% of gross inventory of Euro 496.1 million as of November 30, 2004. As this is a significant reserve on your balance sheet, it appears your inventory valuation is

Michele Gohlke, Esq.

May 9, 2005

a significant accounting estimate. Revise future filings to include discussion in your critical accounting policies regarding your inventory reserve. Include discussion of what factors you considered in determining the reserve and the significant assumptions made and estimates used that were involved in the calculation. Discuss the susceptibility of these estimates to change. Provide your proposed disclosures supplementally. Alternatively, if you do not believe this is a critical accounting estimate, advise us.

Company Response:

We acknowledge that the amount of the inventory reserve (which we refer to in our financial statements as a “provision”) is a somewhat large amount, but taken in context of Dutch GAAP requirements, the nature of our business and in light of the additional matters discussed below, we do not believe that the Company’s inventory includes a “significant accounting estimate” or that the Company’s net inventory valuation includes a “critical accounting estimate”. A breakdown of the Company’s reported inventory into categories of gross inventory, reserves and net inventory helps illustrate this:

(in Euro million)	Gross Inventory	Reserve (provision)	Net inventory
Raw and other materials	46.0	10.3	35.7
Semi-finished products/spare parts	190.1	55.0	135.1
Finished products/trade inventories (excluding remanufactured machines)	156.7	28.8	127.9
Sub-Total (excluding remanufactured machines)	392.8	94.1	298.7
Remanufactured machines	103.3	84.7	18.6

Total	496.1	178.8	317.3

As the foregoing demonstrates, the reserve for raw and other materials is 22% of the gross inventory value for that category, the reserve for semi-finished products and spare parts is 29% of the gross inventory value for that category, and the reserve on finished products and trade inventory (including remanufactured machines) is 44% of the gross inventory value for that category.

Michele Gohlke, Esq.

May 9, 2005

A significant portion of our business includes renting printing and copying machines to customers. When the rental term expires, these machines are returned to us (which we refer to as remanufactured machines). At that time, we are required to include a value in our finished products/trade inventory. These remanufactured machines are valued at so-called theoretical book value, which means that these remanufactured machines are recorded at their original cost price (gross inventory value of Euro 103.3 million) less depreciation (reserve of Euro 84.7 million) for a net inventory total of Euro 18.6 million. Because we are required to include these remanufactured machines in our reserve, the number appears particularly significant. Excluding the value of these remanufactured machines and the accompanying reserve, gross inventory value of finished products and trade inventories is Euro 156.7 million, with a reserve of Euro 28.8 million, which is 18% of the gross inventory value for this category

The Dutch GAAP accounting manual includes pre-defined rules for how we calculate the reserves for each category. As a result the Company believes that its inventory valuation includes only limited accounting estimates.

A. Operating Results Page 33

B. SEC Comment:

3.	We note that you recorded significant inventory charges in each of the last three years. Tell us supplementally and revise future filings to discuss the reasons for the significant charges. Tell us supplementally and revise future filings to discuss what impact, if any, sales of inventory previously written down had on your gross margins for the periods presented or, if not sold, discuss your plans to dispose of the inventory that has been previously written down.

Company Response:

In fiscal year 2004, the Company charged Euro 28.1 million to the profit and loss account as an allowance for obsolete stock (see page F-34 of the Form 20-F), which is 7.2% of the gross inventory value excluding remanufactured machines, discussed above, as at November 30, 2004 of Euro 392.8 million. The Company believes that this percentage is appropriate in its business environment, which involves highly-technical products that are, to a significant extent, vulnerable to obsolescence as a result of technical updates and changes as well as new technologies. Disposal of written down products utilizes a disposal procedure that results in destruction of the products or selling them at “scrap iron” value. Accordingly, we believe that the impact on our gross margins of the sale of written down products is negligible.

Michele Gohlke, Esq.

May 9, 2005

Item 15. Controls and Procedures - Page 57

SEC Comment:

4.	We note your disclosure that management has concluded that your disclosure controls and procedures are “are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.” In future filings, please omit the “to provide reasonable assurance that” language that currently appears after the word “effective” in your Item 15 disclosures in the Form 20-F. While you may, if desired, state that your disclosure controls and procedures are effective “at the reasonable assurance level,” we do not believe that the “to provide reasonable assurance that” language is consistent with the definition of disclosure controls and procedures set forth in Rule 13a-l5(e) of the Exchange Act.

Company Response:

We acknowledge the Staff’s comment, and we will omit the “to provide reasonable assurance that” language in our disclosures in future filings. We may, however, include language in our disclosures in future filings that our disclosure controls and procedures are effective at the reasonable assurance levels after we evaluate these disclosure controls.

SEC Comment:

5.	We note your disclosure that “during the year ended November 30, 2004, there have not been any significant changes in the Company’s internal control over financial reporting...” Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 15(d) of Form 20-F.

Company Response:

We acknowledge the Staff’s comment and will make the suggested revisions to our disclosures in future filings.

Michele Gohlke, Esq.

May 9, 2005

Certifications Required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

SEC Comment:

6.	We note that the codifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please revise in all future filings to include the exact form prescribed by Rule 13a-14(a) of the Securities Exchange Act.

Company Response:

We have reviewed the wording of the officers’ certifications and Rule 13a-14(a) and we believe that our certifications conform to Rule 13a-14(a) as currently applicable to the Company. Because the Company is not yet required to include in its annual report management’s report on internal controls, the additional wording in the introduction to paragraph 4 and paragraph 4(b) are not required to be included in the form of certifications signed by the Company’s CEO and CFO. See SEC Release 33-8392 (extending compliance date for use of amended portion of introductory language in paragraph 4 of the certifications and new paragraph 4(b) of the certifications in connection with the extension of the compliance dates for management’s report on internal controls). We will ensure that the certifications will comply with Rule 13a-14(a) in all future filings, including the inclusion of the additional language in paragraph 4 when it becomes applicable to the Company.

* * * * *

Please contact the undersigned or our counsel at Reed Smith, Arlie Nogay (412.288.4594) or Hannah Frank (412.288.7278) if you have any additional questions or comments.

Very truly yours,

Océ N.V.

By:	/s/ J.T.M. van Bergen
J.T.M. van Bergen
Secretariat of the Company

cc:	Arlie R. Nogay
Hannah T. Frank